Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-52148, 333-139017 and 333-145043 of Hudson Valley Holding Corp. on Forms S-8 of our report dated March 15, 2007, March 14, 2008 as to the effects of the restatements discussed in Notes 1 and 18, (which expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standard No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006 and the restatements in Note 1 as to Earnings per Common Share and Note 18), relating to the consolidated financial statements included in this Annual Report on Form 10-K of Hudson Valley Holding Corp., for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

New York, New York
March 13, 2009